Exhibit 99.1

Ballard announces succession of two Weichai nominees to Board of Directors

VANCOUVER, BC, Jan. 2, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the appointments of Mr. CHEN Wenmiao (Michael Chen) and Mr. WANG Yingbo (Yingbo Wang) to the Ballard Board of Directors to serve as Weichai's nominees following the planned retirements of Mr. Kevin Jiang and Mr. Sherman Sun from Ballard's Board.

Jim Roche, Ballard's Chair, commented, "Michael and Yingbo bring valuable experience in power engineering and new energy technologies in the China market. We welcome their contributions to Ballard's growth strategy and competitive positioning."

Mr. Michael Chen currently serves as the CEO of Weichai Ballard Hy-energy Technologies Co. Ltd. and Vice General Manager of Weichai Holding Group. He has served in various engineering and management roles at Weichai Power since 2010. Mr. Chen earned a PhD in Power Engineering and Engineering Thermophysics from Tsinghua University.

Mr. Yingbo Wang is the CEO of Weichai New Energy Power Technology Co. Ltd., Director of the New Energy Research Institute, and Assistant GM at Weichai Power. He has held engineering and management roles at Weichai Power since 2012. Mr. Wang earned a Master of Mechatronics Engineering at Southwest Jiaotong University.

Jim Roche, added, "We deeply appreciate the valued contributions of Kevin and Sherman to Ballard's Board of Directors over the past five years. We have admired their professionalism and dedication to Ballard's global business, and have benefited from their perspectives on the China heavy-duty engine market."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Strategy, +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 02-JAN-24